EXHIBIT 21.1

Subsidiaries of the Registrant

1.	Gagfare Limited, a Hong Kong corporation

2.	Nemo Holding Corp., a British Virgin Islands corporation

3.	Beyond Blue Limited, a Hong Kong corporation

4.	New Momentum Asia Pte. Ltd, a Singapore corporation

5.	JPOPCOIN Limited, a Hong Kong corporation